Exhibit 99.1

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025
(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	As September 30, 2025	As of March 31, 2025
	US$	US$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	1,774,240	816,771
Certificates of deposit	398,687	1,441,099
Trading securities	513,546	503,453
Accounts receivable, net	139,667	395,901
Deposits, prepayments and other receivables	60,781	183,190
Inventories, net	39,977	26,797
Total current assets	2,926,898	3,367,211

Non-current assets
Property and equipment, net	516,367	500,053
Right-of-use assets, net	327,696	710,542
Deposits and prepayments	170,544	128,290
Deferred tax asset, net	46,280	77,293
Deferred offering costs	1,467,194	572,352
Total non-current assets	2,528,081	1,988,530
TOTAL ASSETS	5,454,979	5,355,741

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accruals and other payables	216,664	246,464
Contract liabilities	3,717,923	3,463,453
Bank borrowings	246,812	314,226
Operating lease liabilities	220,267	474,739
Finance lease liabilities	—	13,641
Tax payables	221,374	221,339
Amount due to a director	367,682	214,603
Total current liabilities	4,990,722	4,948,465

Non-current liabilities
Operating lease liabilities	106,285	257,841
Finance lease liabilities	—	100,192
Total non-current liabilities	106,285	358,033
TOTAL LIABILITIES	5,097,007	5,306,498

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF SEPTEMBER 30, 2025 AND MARCH 31, 2025
(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	As September 30, 2025	As of March 31, 2025
	US$	US$
	(Unaudited)	(Audited)
Commitments and contingencies (Note 15)

Shareholders’ equity
Class B Ordinary shares, US$0.0001 par value, 15,000,000 shares authorized, and 2,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	200	200
Class A Ordinary shares, US$0.0001 par value, 60,000,000 shares authorized, and 13,338,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	1,334	1,334
Additional paid-in capital	312,880	312,880
Subscription receivables	—	(381,043)
Retained earnings	46,463	119,441
Accumulated other comprehensive loss	(2,905)	(3,569)
Total shareholders’ equity	357,972	49,243
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,454,979	5,355,741

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2025	2024
	US$	US$
REVENUES
Beauty, wellness and postpartum services	1,993,898	2,905,920
Sales of products	82,832	52,588
Franchise	83,205	—
TOTAL REVENUES	2,159,935	2,958,508

OPERATING COST AND EXPENSES
Cost of sales of products	30,523	6,292
Advertising and promotion expenses	355,370	583,963
Staff costs and employee benefits	885,095	895,988
Rental and building management expenses	291,664	331,380
Professional expenses	269,320	137,566
Depreciation	124,839	155,931
Bank charges	74,128	103,094
Consumables	55,135	65,080
Other general and administrative expenses	168,248	124,365
TOTAL OPERATING EXPENSES	2,254,322	2,403,659
(LOSS) INCOME FROM OPERATIONS	(94,387)	554,849

OTHER INCOME (EXPENSE)
Interest income	13,283	28,320
Interest expense	(10,966)	(11,280)
Unrealized gain from trading securities	10,567	—
Other income (expense)	39,404	(13,971)
TOTAL OTHER INCOME, NET	52,288	3,069

(LOSS) INCOME BEFORE INCOME TAX	(42,099)	557,918
INCOME TAX EXPENSES	(30,879)	(89,101)
NET (LOSS) INCOME	(72,978)	468,817

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	664	(3,804)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	664	(3,804)
TOTAL COMPREHENSIVE (LOSS) INCOME	(72,314)	465,013

(LOSS) EARNINGS PER SHARE
Basic and diluted*	(0.00)**	0.03
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	15,338,000	15,338,000

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 11).

**	Less than US$0.01

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY (DEFICIT)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares						(Accumulated	Accumulated	Total (deficit) equity attributable		Total
	Class A No. of shares*	Amount	Class B No. of shares*	Amount	Additional paid-in capital	Subscription receivable	losses) retained earnings	other comprehensive income (loss)	to owners of the Company	Non- controlling Interests	shareholders’ (deficit) equity
		US$		US$	US$	US$	US$	US$	US$	US$	US$
BALANCE, April 1, 2024 (Audited)	13,338,000	1,334	2,000,000	200	379,509	(381,043)	(1,079,644)	205	(1,079,439)	(66,629)	(1,146,068)
Acquisition of non-controlling interests					(66,629)		—		(66,629)	66,629	—
Net income	—	—	—	—	—	—	468,817	—	468,817	—	468,817
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,804)	(3,804)	—	(3,804)
BALANCE, September 30, 2024 (Unaudited)	13,338,000	1,334	2,000,000	200	312,880	(381,043)	(610,827)	(3,599)	(681,055)	—	(681,055)

BALANCE, April 1, 2025 (Audited)	13,338,000	1,334	2,000,000	200	312,880	(381,043)	119,441	(3,569)	49,243	—	49,243
Proceed from shareholders for settlement of subscription receivables	—	—	—	—	—	381,043	—	—	381,043	—	381,043
Net income	—	—	—	—	—	—	(72,978)	—	(72,978)	—	(72,978)
Foreign currency translation adjustment	—	—	—	—	—	—	—	664	664	—	664
BALANCE, September 30, 2025 (Unaudited)	13,338,000	1,334	2,000,000	200	312,880	—	46,463	(2,905)	357,972	—	357,972

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 11).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	Six months ended September 30,
	2025	2024
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(72,978)	468,817
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	124,840	155,931
Gain on early termination of an operating right-of-use of asset	1,081	—
Non-cash portion of operating lease expenses	(24,168)	6,442
Unrealized gain from trading securities	(10,567)	—
Gain on disposal of property and equipment	(11,696)	—
Deferred income taxes	31,013	38,544
Changes in operating assets and liabilities
Accounts receivable	256,234	(40,178)
Deposits, other receivables and prepayments	80,155	74,475
Inventories	(13,180)	(5,999)
Accruals and other payables	(29,800)	(104,152)
Contract liabilities	254,470	(312,142)
Tax payables	—	50,736
Net cash generated from operating activities	585,404	332,474

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(160,311)	(170,284)
Proceed from disposal of property and equipment	30,466	—
Proceeds from redemption of certificates of deposit	1,042,412	—
Net cash generated from (used in) investing activities	912,567	(170,284)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from finance lease	—	86,370
Repayment for finance lease	(113,833)	—
Repayment for bank borrowings	(67,414)	(62,337)
Deferred offering costs	(894,842)	(399,338)
Proceed from shareholders for settlement of subscription receivables	381,043	—
Repayment from a director	233,852	1,040,921
Advance to a director	(80,773)	(229,388)
Net cash (used in) generated from financing activities	(541,967)	436,228
NET CHANGE IN CASH AND CASH EQUIVALENTS	956,004	598,418
NET OF EXCHANGE RATE CHANGES	1,465	(10,017)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	816,771	2,103,655
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,774,240	2,692,056

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest received	13,283	28,320
Interest paid	10,966	11,280

NON-CASH FINANCING ACTIVITIES:
Initial recognition of lease obligations related to right-of-use assets	—	111,820
Early termination of operating lease right-of-use assets	160,474	—
Acquisition of non-controlling interests	—	66,629

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW

Business

Charming Medical Limited (the “Company” or “Charming”) is a holding company with limited liability incorporated as an exempted company under the laws of British Virgin Islands (“BVI”) on February 28, 2024. The Company’s registered office is located at Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110 and its principal place of business situated at Suite 1803-06, 18/F., Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Company” or “Group”) principally engage in the provision of beauty, wellness and postpartum services in Hong Kong with a focus on utilizing traditional Chinese medicines approaches in addressing women’s health issues. The Company provides various of beauty, wellness and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion treatment, traditional Chinese medicine-inspired prenatal massage, and Indonesian traditional abdominal binding, sales of traditional Chinese medicines health products, consultancy services and franchise.

The business was founded by Ms. Wong Kit (“Ms. Wong”) in Hong Kong on July 14, 2016.

Organization and reorganization

The Company was incorporated under the laws of the British Virgin Islands as a limited company on February 28, 2024 and as a holding company. As at the date of its incorporation, the authorized share capital of the Company was US$7,500 divided into 50,000 ordinary shares with a par value of US$0.15 each. The Company allotted and issued 8,892 ordinary shares to Ms. Wong Kit by cash at the incorporation date.

Beautylab Group Medical Limited (“Beautylab”), a BVI company incorporated by the Company in the BVI on May 6, 2024, is the immediate holding company of the directly wholly-owned subsidiaries of My Beauty Technology Limited (“My Beauty”), Dream International Trading (Hong Kong) Limited (“Dream International”) and Pilate International Trading Limited (“Pilate”), and indirectly 80%-owned subsidiary of Choliya Limited (“Choliya”), in which the immediate holding company is Pilate and an independent third party, after the group reorganization (the “Group Reorganization”) (see below). On June 18, 2024, Ms. Wong acquired 20% of equity interest from the non-controlling shareholder and in turn Pilate acquired 20% of equity interest in Choliya from Ms. Wong on September 16, 2024. As a result, Choliya becomes a wholly-owned subsidiary of the Company from September 16, 2024.

Pilate, Dream International, My Beauty and Choliya (collectively “Hong Kong Subsidiaries”), limited liability incorporated in Hong Kong on July 14, 2016, March 14, 2017, September 19, 2019 and March 7, 2021, respectively, by Ms. Wong, with issued ordinary shares of 10,000 shares prior to Group Reorganization, are operating entities in Hong Kong.

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiaries (collectively, the “Group”) in preparation for the listing of the Company’s Class A ordinary shares, the Company became the holding company of the Group on September 16, 2024, which involved (i) the incorporation of the Company on February 28, 2024 and allotment of 8,892 ordinary shares to Ms. Wong, the Controlling Shareholder, at par value of US$0.15; (ii) incorporation of Beautylab Group Medical Limited (“Beautylab”) on May 6, 2024 by the Company; (iii) on September 10, 2024, the allotment of 990,000 ordinary shares of each of Pilate, Dream International and My Beauty to Beautylab resulting in 99% and 1% of equity interest being held by Beautylab and Ms. Wong, respectively; (iv) the transfer of 10,000 ordinary shares of each of Pilate, Dream International and My Beauty from Ms. Wong to Beautylab at par value on September 16, 2024; (iv) a share transfer of an aggregate 1,725 ordinary shares (representing 19.4% of total issued ordinary shares as of the date of the transfer) of the Company being held by Ms. Wong to five independent individuals, at an aggregate consideration of US$194,000 by cash on September 19, 2024, with each individual holding less than 5% of shareholding in the Company.

On October 18, 2024, the shareholders of the Company approved the reclassification of the currently authorized single class of ordinary shares into two classes which are divided into 60,000,000 Class A ordinary shares, with a par value of $0.0001 each and 15,000,000 Class B ordinary shares, with a par value of $0.0001 each. The shareholding of the original one class ordinary share 13,338,000 in the Company was transferred to Class A ordinary shares and the proportion of their shareholdings in the Company being held by Ms. Wong and each individual shareholder remains unchanged.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW (cont.)

On November 1, 2024, an aggregate 2,000,000 Class B ordinary shares were allotted to Ms. Wong, the Controlling Shareholder at a cash consideration of par value of $0.0001 per share.

After the Group Reorganization and above transactions as of November 1, 2024, the Company, together with its subsidiaries, are effectively controlled by the same Controlling Shareholder, Ms. Wong, i.e., ultimately held as to 100.0% and 77.60% in terms of equity interest in the Company and 100.0% and 94.40% in terms of voting rights in the Company by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of reorganization under common control. The unaudited interim condensed consolidated statements of operations and comprehensive (loss) income, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the six months ended September 30, 2025 and 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The unaudited interim condensed consolidated balance sheets as of September 30, 2025 and March 31, 2025 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

Upon the Group Reorganization and as at the date of this report, details of the subsidiaries company are as follows:

Name	Background	Ownership	Principal activities
Beautylab Group Medical Limited (“Beautylab”)	—A BVI company —Incorporated on May 6, 2024 —Issued share capital of US$500	Wholly-owned by the Company	Investment holding
My Beauty Technology Limited (“My Beauty”)	—A Hong Kong company —Incorporated on September 19, 2019 —Issued share capital of HK$1,000,000	Wholly-owned by Beautylab	Provision of beauty, wellness and postpartum service, sales of products and franchise
Pilate International Trading Limited (“Pilate”)	— A Hong Kong company — Incorporated on July 14, 2016 — Issued share capital of HK$1,000,000	Wholly-owned by Beautylab	Provision of beauty, wellness and postpartum service and sales of products
Dream International Trading (Hong Kong) Limited (“Dream International”)	— A Hong Kong company — Incorporated on March 14, 2017 — Issued share capital of HK$1,000,000	Wholly-owned by Beautylab	Provision of beauty, wellness and postpartum service and sales of products
Choliya Limited (“Choliya”)	— A Hong Kong company — Incorporated on March 7, 2021 — Issued share capital of HK$10,000	Wholly-owned by Pilate	Provision of beauty, wellness and postpartum service, sales of products and consultancy services

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of September 30, 2025, and results of operations and cash flows for the six months ended September 30, 2025 and 2024. The unaudited interim condensed consolidated balance sheet as of March 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2025, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation and transaction

The Group uses United States Dollar (“$” or “US$”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in the BVI is US$ and the functional currency of its Hong Kong subsidiaries is Hong Kong Dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currencies using the exchange rate in effect at the dates of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations and comprehensive (loss) income during the period in which they occur.

	Six months ended September 30,
	2025	2024
Average rate	7.8119	7.8084

	As of September 30, 2025	As of March 31, 2025
Period-end spot rate	7.7809	7.7799

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Use of estimates and assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the unaudited interim condensed consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include allowance for expected credit losses, the impairment assessment of long-lived assets, interest rate of lease and valuation allowance for deferred tax assets. Actual results may differ from these estimates.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting: Improvements to Reportable Segment Disclosures,” which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07 on April 1, 2024. The adoption of the standard did not have a material impact on our segment reporting.

Cash and cash equivalents

Cash represents cash in bank and is unrestricted as to withdrawal or use. Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash, and with original maturities of three months or less. The Group maintains all bank accounts in Hong Kong.

As of September 30, 2025 and March 31, 2025, the Company has time deposits of HK$2,905,788 (US$373,451) and Nil, respectively, in which the maturity dates were less than three months.

Management believes that the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Certificates of deposit

Certificates of deposit denominated at US$ with original maturities greater than three months which cannot be classified as cash equivalents are presented as a separate line item at its amortized cost. As of September 30, 2025 and March 31, 2025, the Company had US$398,687 and US$1,441,099 of such certificates of deposit.

Trading securities

Trading securities denominated at US$ represent the Company’s investment in US Treasury Bills, which are bought and held for the purpose of selling them in the near term. The Company measures its trading securities at fair value through net income (FVTNI). As of September 30, 2025 and March 31, 2025, the fair value of the Company’s position in US Treasury Bills was US$513,546 and US$503,453, respectively.

For the six months ended September 30, 2025 and 2024, unrealized gain from trading securities amounted to US$10,567 and nil, which was recognized in the consolidated statements of operations. There’s no realized gain or loss from the trading securities during the six months ended September 30, 2025.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Accounts receivable, net

Accounts receivable mainly represent amounts due from financial institutions in which customers settled the payment by credit cards for purchase of services of beauty, wellness and postpartum, and the accounts receivable derived from consultancy services, which are all recorded net of allowance for the Group’s expected credit losses. Credit card transactions are typically settled within two days. However, if customers opt for installment payments, settlement periods range from 30 to 60 days. The installment payments arrangement is strict between the customer and the credit card issuer and does not involve the Company. Regardless of the installment terms agreed upon by the customer, the full transaction amount is remitted to the Company in a lump sum — within 30 days for American Express and 60 days for other credit cards, including UnionPay, Visa, and MasterCard — after the customer has authorized the payment. For consultancy services and franchise, the Group generally grants credit terms of 90 days to the customers.

In evaluating the collectability of accounts receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Group regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivables are written off after all collection efforts have ceased. As of September 30, 2025 and March 31, 2025, no allowance for expected credit losses was recognized as there were no experiences on default from customers or failure of transfer from credit card center after payment authorization was made by customers and all outstanding accounts receivable as of September 30, 2025 and March 31, 2025 were subsequently settled before the report date.

Deposits, prepayments and other receivables

Deposits, prepayments and other receivables consist of utility and rental deposits paid and prepaid rent. Deposits paid, prepaid rent and cash prepaid to suppliers are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2025 and March 31, 2025, management believes that the Group’s deposits, prepayments and other receivables are not impaired.

Inventories, net

Inventories are comprised of traditional Chinese medicines health products, such as Yin-nourishing pill, Ginseng soothing anti-allergy moisturizing wash, Beauty Lab home herbal uterine care patch etc., which are produced using the Company’s patented technology and branded “Beauty Lab” with the company’s logo, intended for resale, and we value inventories using the lower of cost, on a weighted average basis, and net realizable value, which is generally based on the selling price expectations of the products. Cost of inventories sold is charged to cost of sales of products, which also includes inbound freight cost. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value for slow-moving products and damaged goods, which are dependent upon factors such as historical and forecasted consumer demand, and other market conditions. The Company takes ownership, risks and rewards of its inventories, and has sole discretion in establishing prices for goods to be sold. Write downs are recorded in cost of sales of products in the unaudited interim condensed consolidated statements of operations and comprehensive (loss) income. As of September 30, 2025 and March 31, 2025, no obsolescent goods were noted.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to statements of operations. At the time when property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to statements of operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Leasehold improvement	Over the shorter of the lease term or estimated useful life
Furniture and fixture	5 years
Machinery and equipment	3 to 5 years
Motor vehicle	5 years

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2025 and March 31, 2025, no impairment of long-lived assets was recognized.

Lease

The Company utilizes ASC 842 to account for leases for all periods presented. ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Operating lease

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office leases are included in operating lease right-of-use (ROU) assets, current portion of operating lease liabilities and operating lease liabilities, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended September 30, 2025 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Finance lease

On our balance sheet, finance lease represented the lease of a vehicle as of March 31, 2025. We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

●	The lease term is for the major part of the remaining economic life of the underlying asset;

●	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Lease term includes rent holidays and options to extend or terminate the lease when we are reasonably certain that it will exercise that option. We do not recognize finance lease assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The lease assets for finance leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. The interest and amortization expense of finance lease are presented separately. Interest expense is determined using the effective interest method. Amortization expense is recorded on a straight-line basis of the finance lease assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method. For the period ended September 30, 2025, all finance lease has been early terminated and fully settled.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of operations. As of September 30, 2025 and March 31, 2025, the deferred offering costs were US$1,467,194 and US$572,352, respectively. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds and recognized in equity of the Company.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fees and other accruals and payables for the operation of the ordinary course of business.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when either our performance obligation is satisfied or upon expiry of subscription plan for the services. As of September 30, 2025 and March 31, 2025, the Company recorded contract liabilities of US$3,717,923 and US$3,463,453, respectively, which was presented as contract liabilities on the accompanying unaudited interim condensed consolidated balance sheets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached in the borrowings.

Fair value measurement

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs used in the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, fair value of the Company’s financial instruments including cash and cash equivalents, certificates of deposit, accounts receivable, deposits, prepayments and other receivables, bank borrowings, contract liabilities, accruals and other payables and current portion of lease liabilities approximate their recorded values due to their short-term maturities.

Non-controlling interests

Non-controlling interests in the Company’s subsidiaries are recorded in accordance with the provisions of ASC 810 and are reported as a component of equity, separate from the parent’s equity. Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions. Results of operations attributable to the non-controlling interest are included in our unaudited interim condensed consolidated statements of operations.

The Company’s non-controlling interests represent the minority shareholder’s ownership interests related to the Company’s subsidiary, representing 20% of Choliya as discussed in Note 1 to the unaudited interim condensed consolidated financial statements. Non-controlling interests in the results of the Company are presented on the unaudited interim condensed consolidated statement of income as allocations of the total income or loss between non-controlling interests holders and the shareholders of the Company.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

As of March 31, 2024, the Company’s non-controlling interest represented 20% equity interest of Choliya. During the year ended March 31, 2025, Ms. Wong acquired 20% of equity interest from the non-controlling shareholders and in turn Pilate acquired 20% of equity interest in Choliya from Ms. Wong. As a result, Choliya becomes a wholly-owned subsidiary of the Company accordingly. Such transaction is accounted for as an equity transaction with no gain or loss recognized under ASC 810-10-45-23.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transactions during the six months ended September 30, 2025 and 2024 and balances as of September 30, 2025 and March 31, 2025 are set out in Note 10.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of beauty, wellness and postpartum service, sales of products and consultancy services and franchise. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer.

The service offerings by the Company mainly comprise the following:

(a) Beauty, wellness and postpartum service

Our beauty, wellness, and postpartum services include but are not limited to womb-warming therapy, BTS (Beauty, Tailor-made, Slim) pelvic detox therapy, agarwood moxibustion therapy, traditional Chinese medicines inspired prenatal massage, and Indonesian traditional abdominal binding. The Company enters into a distinct contract with its customers for the provision of beauty, wellness and postpartum services. Our customers are individuals. The customers can purchase various plans of different services based on their needs and choices. Pursuant to the contract, each type of service is not interrelated and is distinct as (i) customers are entitled to a series of appointments for the specific services purchased; and (ii) each service has its own price which is separately negotiable. Each type of service is considered as a promise and a separate performance obligation. Hence, there will be more than one promise for each contract entered into between the Company and the customers. The contracts are generally non-cancellable and non-refundable in the event of cancellation. All services have an expiry date of one full year from the date of the purchase but exception was granted case-by-case which may have more than one year for expiry date but this situation is mere. If there is an extension of expiry date requested by customer, the customers are required to pay additional fee for the purchase of other plans or purchase additional number of times with the same plan. Each service is typically fixed priced with no variable consideration and does not provide any post-contract service. Customers are required to pay a fixed lump sum fee in advance for the purchase of either (i) a series of services offered by the Company for one year; or (ii) a designated service with fixed number of times during one year period. Payments can be settled by cash, Payme, Alipay, Octopus card, WeChat Pay, faster payment system or credit card. The fee was recognized as contract liability upon receipt and charged to revenue, net of discounts, in the consolidated statements of operations and comprehensive (loss) income once used by the customers and the amount of revenue to be recognized either on (i) the price of series of services used each time; or (ii) the times used for each plan in each appointment. The unit price for customers purchasing the plan is based on number of times calculated on an effective basis, i.e. total lump sum fee paid by customers divided by total number of times purchased including any free trials offered for the plan as stipulated in the contract. The Company offers discounts, which is a common practice in the beauty industry, to customers. Discounts are negotiated separately for each promise, which are agreed and stated clearly for each promise in the contract before full payment is made by the customers. Hence, the net amount paid by customers is fixed with no variable consideration and there is no allocation involving any estimation required. The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised services (i.e. the net amount for each promise stated in the contract). The customers can renew/purchase additional times/plans upon or before the expiry of contract and any renewal and purchase by the same customer are considered a new contract separately since similar price is required to be paid by the customers as normal purchase. During the services, as the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized over time. We also recognize revenue for breakage based on past experience that the prepaid amounts are not expected to be used upon expiry without any renewal.

(b) Sales of products

We also sell supplements products to customers, including (i) traditional Chinese medicines inspired supplements products, such as uterine care patches, probiotic intimate wash, and nourishing pill sets, designed to support uterine health, improve physical weakness, and balance endocrine functions for female customers; and (ii) beauty products, including time ginseng soothing anti-allergy moisturizing wash, which provide comprehensive care for skin issues, and scalp health. The Company derives its revenues from sales contracts with its customers with revenues being recognized at a point in time when control of the products are transferred to its customer at the Company’s wellness centers. The revenue is recognized based on the price paid which is fixed and net of any discount upon delivery at the counter. The sales have no right of return, no warranty and are not refundable. Product delivery is evidenced by a payment receipt record. Payments can be settled by cash, Payme, Alipay, Octopus card, WeChat Pay, faster payment system or credit card.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

(c) Consultancy services

In addition, we provide traditional Chinese medicine technical training and dietary therapy training and other consultancy services to other well-established and reputable beauty salons, massage centers, and similar entities. The Company enters into a distinct contract with its customers for the provision various services including (i) training for skills on promotion of reputation of their entities and dietary therapy services; and (ii) the attendance of our tradition Chinese medicine practitioner for services, with service period from three months to six months. Pursuant to the contracts between the Company and their customers, there are various promises in one contract and each promise is distinct and is not interrelated representing separate performance obligation. Fees charged for each performance obligation are different and based on the promises provided. The service fees for training related services are fixed and stipulated in the contract while other services are not fixed but variable which depends on the actual number of working hours during dispatched period. The Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Company does not permit refund to customers. Typically, customers are required to pay either in advance or within 90 days from invoicing. Services provided are evidenced by the attendance records signed by both Company and the customers. These services are primarily recognized as revenues at point in time when services are provided. No consultancy service income was generated during both periods.

(d) Franchise

The Company also allows franchisees to use the Company’s brand and techniques and earns license fees and service fees from franchisees. As the franchisor, the Company enters into a franchise agreement with the franchisee (i.e. the customer), which authorizes the franchisee to run the specified business under the Company’s brand, intellectual properties and techniques in the designated region. Under the franchise agreement (the contract), the Company is committed to (i) provide pre-opening service, which is to get the franchisee ready for business operation; (ii) acquire new customers for the franchisee; and (iii) authorize the franchisee to use the Company’s brands, logos and names (the “franchise license”). Under the franchise agreement, each of the above promises is considered as a separate performance obligation because the franchisee can benefit from each promise separately, and each promise has its own standalone price as indicated in the agreement. The franchise agreement is effective upon signed by both parties, and remains effective until either party gives the written termination notice to the other party.

(i)	Pre-opening service: the Company is committed to perform a series of procedures which are not individually marketable with standalone value, to assist the franchisee to get ready for operation including but not limited to identifying location, assisting for company registration and advising for the design and decoration of new store. Contract price for pre-opening service is fixed and due within five days upon signing the franchise agreement. There is no further obligation once the store was ready to open. Apparently, none of the criteria in ASC 606-10-25-27 is met. Therefore, revenue from the provision of pre-opening service is recognized at the point in time when the store is ready to operate. For the six months ended September 30, 2025 and 2024, the Company has not completed any pre-opening service for a franchisee from pre-opening service since none store was ready to open.

(ii)	New customer acquisition: the Company will help to promote the franchisee’s store and services over social media platforms in order to acquire new customers for the franchisee. Per the franchise agreement, every time the Company successfully acquire a new customer for the franchisee, the Company will charge the franchisee a fixed price for the new customer acquired, as specified in the contract, which is due immediately. As long as the franchise agreement is effective, there is no limitation on the number of new customers the Company may acquire for the franchisee. Hence, revenue from promotional services is recognized at each time when the Company acquire a new customer for the franchisee. For the six months ended September 30, 2025 and 2024, the Company recognized US$83,205 and nil, respectively, as revenue from new customer acquisition.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

(iii)	Franchise license: once the pre-opening service is completed and the franchisee starts its business, the franchisee is required to pay an annual license fee for running the business using the brand name of the Company starting from the second year of opening, which is due at the beginning of each year. Price for each year is fixed and clearly specified in the agreement. If the franchise agreement is terminated in the middle of a year, the license fee for that year is non-refundable. In applying ASC 606-10-55-59 to 62, the license is considered the right to access a symbolic intellectual property. Hence, revenue from franchise license is recognized ratably over each year. In case when the franchise agreement is terminated in the middle of a year, the contract price for the remaining of the year is recognized immediately upon termination as it’s non-refundable. For the six months ended September 30, 2025 and 2024, the Company had no revenue from franchise license.

Operating costs and expenses

Operating expenses primarily consist of cost of sales of products, advertising and promotion expenses, staff costs and employee benefits,, rentals and building management expenses, professional expenses, depreciation of property and equipment, bank charges, consumables, such as herbal medicines, body lotion, organic essential oils and shampoo in bulk portion, are primarily used during the course of the daily services provided by the company to customers and other office expenses related to general operations. Advertising and promotion expenses represented the advertisements launched in Facebook and other social media platform and are charged to operating costs and expenses as they incurred. Cost of sales of products represented the purchase price of the supplements products sold to customers. In situations where promotional products, such as samples and testers, are provided by the Company to its customers at the same time as a related saleable product, the cost of these promotional products are recognized as cost of sales of products at the same time as the revenue for the related product is recognized.

Other income

Interest income is mainly generated from the Company’s savings, term deposits and certificates of deposit, and is recognized on an accrual basis using the effective interest method; gain on early termination of an operating lease and exchange gain.

Employee benefit plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,833.

During the six months ended September 30, 2025 and 2024, the total amounts charged to the unaudited interim condensed consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$21,631 and US$4,813, respectively.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Income taxes

BVI

We are incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with Hong Kong’s Inland Revenue Department Ordinance. The applicable tax rate is 16.5% in Hong Kong. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive (loss) income

The Company presents comprehensive (loss) income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive (loss) income be reported in the unaudited interim condensed consolidated financial statements. The components of comprehensive (loss) income include the net income and foreign currency translation for the periods presented.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, uses revenue as the profitability measure in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The following table presents summary information of the Company’s single segment for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended
	September 30,
	2025	2024
	US$	US$
REVENUES
Beauty, wellness and postpartum services	1,993,898	2,905,920
Sales of products	82,832	52,588
Franchise	83,205	—
TOTAL REVENUES	2,159,935	2,958,508

OPERATING COST AND EXPENSES
Cost of sales of products	30,523	6,292
Advertising and promotion expenses	355,370	583,963
Staff costs and employee benefits	885,095	895,988
Rental and building management expenses	291,664	331,380
Professional expenses	269,320	137,566
Depreciation	124,839	155,931
Bank charges	74,128	103,094
Consumables	55,135	65,080
Other general and administrative expenses*	168,248	124,365
TOTAL OPERATING EXPENSES	2,254,322	2,403,659
(LOSS) INCOME FROM OPERATIONS	(94,387)	554,849

OTHER INCOME (EXPENSE)
Interest income	13,283	28,320
Interest expense	(10,966)	(11,280)
Unrealized gain from trading securities	10,567	—
Other income (expense)	39,404	(13,971)
TOTAL OTHER INCOME, NET	52,288	3,069

(LOSS) INCOME BEFORE INCOME TAX	(42,099)	557,918
INCOME TAX EXPENSES	(30,879)	(89,101)
NET (LOSS) INCOME	(72,978)	468,817

*	Other general and administrative expenses included staff trainings, recruiting and referral fees, office expenses, entertainment, utilities, etc..

(Loss) earnings per share

The Company computes (loss) earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended September 30, 2025 and 2024, there were no dilutive shares.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average exchange rates for the periods. As a result, amounts related to assets and liabilities reported on the unaudited interim condensed statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Recently issued accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption did not have material impact on the Company’s consolidated financial statement.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendment clarifies the effective date of ASU No. 2024-03 that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

In July 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the above new accounting pronouncements or guidance on the consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)]

Going Concern

As of September 30, 2025, the Company continued having a working capital deficit of US$2,063,824. This circumstance gave rise to substantial doubt that the Company would continue as a going concern subsequent to September 30, 2025. As of September 30, 2025, the Company had US$1,774,240 cash and cash equivalents. In addition, the Company has US$398,687 certificates of deposit and $513,546 investment in US Treasury Bills as of September 30, 2025, which are considered to provide liquidity within the next 12 months.

We intend to meet the cash requirements for the next 12 months from the issuance date of these unaudited interim condensed consolidated financial statements through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

Despite the Company’s efforts to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. Therefore, there is a substantial doubt about the ability of the Company to continue as a going concern, and that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Accounts receivable, gross	139,667	395,901
Less: allowance for expected credit losses	—	—
Accounts receivable, net	139,667	395,901

Accounts receivable, net as of September 30, 2025 and March 31, 2025 are aged within one year.

4. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Deposits, prepayments and other receivables, net comprised of the following:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Rental and utility deposits	173,564	263,465
Prepaid rent	44,657	46,459
Other receivables	13,104	1,556
Total deposits, prepayments and other receivables	231,325	311,480
Less: non-current portion	(170,544)	(128,290)
Current portion	60,781	183,190

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Leasehold improvement	494,135	724,398
Furniture and fixtures	179,725	163,499
Machinery and equipment	349,010	242,953
Motor vehicle	252,985	253,017
Subtotal	1,275,855	1,383,867
Less: accumulated depreciation	(759,488)	(883,814)
Net carrying value	516,367	500,053

Depreciation expenses recognized for the six months ended September 30, 2025 and 2024 were US$124,840 and US$155,931, respectively.

As of September 30, 2025 and March 31, 2025, a motor vehicle with a carrying amount of nil and US$113,833 was under a finance lease, respectively (Note 9).

6. TRADE PAYABLES, ACCRUALS AND OTHER PAYABLES

Trade payables, accruals and other payables consist of the following:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Accrued staff costs and employee benefits	130,134	141,296
Accrued professional fees	43,398	43,358
Accrued advertising expenses	34,656	21,628
Accounts payables	—	3,480
Others	8,476	36,702
Total	216,664	246,464

7. CONTRACT LIABILITIES

The movement of contract liabilities consists of the following:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Balance at beginning of period/year	3,463,453	4,496,155
Additions	2,321,939	5,068,006
Recognized as revenue during the period/year	(2,068,035)	(6,125,511)
Exchange realignment	566	24,803
Balance at end of period/year	3,717,923	3,463,453

During the six months ended September 30, 2025 and 2024, revenues of US$1,267,908 and US$1,676,747 were recognized that were included in the contract liability balance at the beginning of the period, respectively

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. BANK BORROWINGS

Outstanding balances of bank borrowings as of September 30, 2025 and March 31, 2025 consist of the following:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Bank borrowings
Guaranteed(i)	246,812	314,226
Short-term bank borrowings(ii),(iii)	246,812	314,226

(i)	The bank borrowings were guaranteed by Ms. Wong Kit, the Controlling Shareholder, and the HKMC Insurance Limited under a financing aid program for SMBs operating in Hong Kong.

(ii)	As of September 30, 2025 and March 31, 2025, the Company had bank borrowings amounted to US$246,812 and US$314,226, respectively, which contained repayment on demand clauses. Accordingly, they have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable on demand.

(iii)	The bank borrowings are all denominated in HK$.

Bank borrowings as of September 30, 2025 and March 31, 2025 are as follows:

Lender	Type	Maturity date	Currency	Weighted average interest rate	As of September 30, 2025	As of March 31, 2025
					US$	US$
Bank of China (Hong Kong) Limited	Term loan	December 15, 2025 with repayable on demand clause	HK$	September 30, 2025: 3.02% March 31, 2025: 3.41%	8,850	26,358
Bank of China (Hong Kong) Limited	Term loan	November 11, 2029 with repayable on demand clause	HK$	September 30, 2025: 2.94% March 31, 2025: 3.41%	78,881	87,703
Bank of China (Hong Kong) Limited	Term loan	March 25, 2029 with repayable on demand clause	HK$	September 30, 2025: 3.02% March 31, 2025: 3.41%	126,459	143,469
Bank of China (Hong Kong) Limited	Term loan	May 13, 2026 with repayable on demand clause	HK$	September 30, 2025: 3.02% March 31, 2025: 3.41%	32,622	56,696
					246,812	314,226

As of September 30, 2025, the contractual repayment schedule is as follows:

12 months ending September 30,	US$
2026	94,197
2027	54,360
2028	56,046
2029	38,755
Thereafter	3,454
Total bank borrowings	246,812

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for stores in Hong Kong with lease terms ranging from 2 to 3 years. As of March 31, 2025, the Company also leased a motor vehicle with a lease term of 36 months under a finance lease which has been early repaid during the six months ended September 30, 2025. The Company’s ROU assets and operating and finance lease liabilities recognized in the unaudited interim condensed consolidated balances sheets consist of the following:

Operating leases

Supplemental balance sheet information related to operating leases was as follows:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Operating lease ROU assets
Cost	1,106,398	1,828,231
Less: accumulated amortization	(778,702)	(1,117,689)
Right of use assets, net	327,696	710,542

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Operating lease liabilities, current	220,267	474,739
Operating lease liabilities, non-current	106,285	257,841
Total operating lease liabilities	326,552	732,580

During the six months ended September 30, 2025 and 2024, the Company incurred lease expenses of approximately US$240,420 and US$271,868, respectively.

Other supplemental information about the Company’s operating leases as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
Weighted average remaining lease term (years)	1.47	1.63
Weighted average discount rate (representing the incremental borrowing rate)	3.42%	3.38%

The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of September 30, 2025:

12 months ending September 30,	US$
2026	227,201
2027	107,417
Total lease payments	334,618
Less: imputed interests	(8,066)
Operating lease liabilities on unaudited interim condensed consolidated balance sheets	326,552

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Finance lease

Supplemental balance sheet information related to finance leases was as follows:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Current finance lease obligation	—	13,641
Non-current finance lease obligation portion	—	100,192
Total	—	113,833

Other supplemental information about the Company’s finance leases as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
Weighted average remaining lease term (years)	—	2.17
Weighted average discount rate (representing the effective explicit interest rate stipulated in the finance lease contract)	—%	7.24%

10. RELATED PARTY BALANCES AND TRANSACTIONS

Name	Relationship
Ms. Wong Kit (“Ms. Wong”)	The Controlling Shareholder, chief executive officer of the Company, and director/chairwoman
Ms. Wong Ting Ting	Sister of Ms. Wong
Ms. Liu Qiong	Mother of Ms. Wong

Amount due to a related party consists of the following:

Name	Nature	As of September 30, 2025	As of March 31, 2025
		US$	US$
Ms. Wong Kit (“Ms. Wong”)	Amount due to a director	(367,682)	(214,603)

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

The balance with a related party is unsecured, interest free with no specific repayment terms. These balances represented funds transferred from Ms. Kit Wong, the chairwoman, director and Controlling Shareholder of the Company, for daily operations.

The Company does not have significant related party transactions incurred during the six months ended September 30, 2025 and 2024 except for the following:

(i)	For the six months ended September 30, 2025 and 2024, staff costs and employee benefits paid to Ms. Wong Ting Ting were US$16,785 and US$23,091, respectively, and Ms. Liu Qiong were US$23,426 and US$14,310, respectively. Both Ms. Wong Ting Ting and Ms. Liu Qiong are employees of the Company.

(ii)	Remuneration to senior management for the six months ended September 30, 2025 and 2024 were:

	Six months ended September 30,
	2025	2024
	US$	US$
Remuneration to senior management:
Salaries and other short-term employee benefits	99,257	114,664
Payments to defined contribution pension schemes	3,456	2,854
Total	102,713	117,518

11. Shareholders’ equity

Ordinary shares

The Company was incorporated as an exempted company with limited liability under the laws of the British Virgin Island on February 28, 2024. The authorized share capital of the Company was US$7,500 divided into 50,000 ordinary shares with a par value of US$0.15 each at the date of incorporation. On October 18, 2024, the shareholders of the Company approved an Amended and Restated of the Articles of Association, pursuant to which 1) the authorized share capital of the Company was re-classified from one class to two classes which are divided into 60,000,000 Class A ordinary shares, with a par value of $0.0001 each and 15,000,000 Class B ordinary shares, with a par value of $0.0001 each; 2) holders of Class A ordinary shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of the Company, while holders of Class B ordinary shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of the Company; 3) each Class B ordinary share is convertible into one Class A ordinary share either (i) at any time by the holder thereof, or (ii) when the holder of Class B ordinary shares transfers to a third party not affiliated with such holder, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances; and 4) the dividend rights and other privileges including the rights for the remaining assets are the same in the event of liquidation for both Class A and Class B ordinary shares are the same. On October 18, 2024, the shareholding of the original one class ordinary share 13,338,000 in the Company was transferred to Class A ordinary shares and the proportion of their shareholdings in the Company being held by Ms. Wong and each individual shareholder remains unchanged.

On November 1, 2024, an aggregate 2,000,000 Class B ordinary shares were allotted to Ms. Wong, the Controlling Shareholder at a cash consideration of par value of $0.0001 per share.

After the transactions mentioned above, Ms. Wong, owns an aggregate of 10,350,360 Class A ordinary shares and 2,000,000 Class B ordinary shares, representing 94.40% of the total voting power of the Company.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Shareholders’ equity (cont.)

As a part of the Company’s recapitalization prior to completion of its initial public offering, the Company has retroactively restated all shares and per share data for all the periods presented according to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25 due to under common control.

Subscription receivables

The balance represented the outstanding subscription consideration for the ordinary shares of the Company. They are recognized as deduction of equity in accordance with SAB Topic 4:E.

Non-controlling interests

As of March 31, 2024, the Company’s non-controlling interest represented 20% equity interest of Choliya. During the year ended March 31, 2025, Ms. Wong acquired 20% of equity interest from the non-controlling shareholder and in turn Pilate acquired 20% of equity interest in Choliya from Ms. Wong. As a result, Choliya becomes a wholly-owned subsidiary of the Company accordingly. Such transaction is accounted for as an equity transaction with no gain or loss recognized under ASC 810-10-45-23.

12. DISAGGREGATED REVENUES

Revenues disaggregated by revenues by major categories and timing of revenue recognition for the six months ended September 30, 2025 and 2024 are disclosed in the table below:

	Six months ended September 30,
	2025	2024
	US$	US$
Over time:
– Beauty, wellness and postpartum service	1,993,898	2,905,920

Point in time:
– Sales of products	82,832	52,588
– Franchise	83,205	—
Total	2,159,935	2,958,508

13. INCOME TAX EXPENSES

Income tax

BVI

Charming Medical and BeautyLab Group are incorporated in the BVI and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAX EXPENSES (cont.)

Hong Kong

My Beauty, Pilate, Dream International and Choliya are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,562, and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,562). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the six months ended September 30, 2025 and 2024, the Company generated substantially all of its taxable income in Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the statements of operations represents:

	Six months ended September 30,
	2025	2024
	US$	US$
Hong Kong profits tax provision for the period:
Current	-	49,618
Deferred	30,879	39,483
Income tax expenses	30,879	89,101

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	Six months ended September 30,
	2025	2024
	%	%
Effect of tax exempted entities in BVI	(105.3)%	3.8%
Hong Kong tax rate	16.5%	16.5%
Non-taxable income	15.8%	(1.0)%
Non-deductible expenses	(0.4)%	0.5%
Tax concession (Note 1)	-	(3.8)%
Effective tax rate	(73.4)%	16.0%

Note 1:	The tax concession by the election by the Company for profits tax rate at 8.25% on the first HK$2,000,000 under the two-tiered profits tax regime as above mentioned.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAX EXPENSES (cont.)

Deferred tax

The following table sets forth the significant components of the deferred tax assets of the Company:

	As of September 30, 2025	As of March 31, 2025
	US$	US$
Deferred tax assets:
Difference in depreciation basis for property and equipment
Opening balances	26,179	44,178
Addition	772	10,388
Utilized during the period/year	(16,994)	(28,619)
Exchange realignment	(69)	232
Ending balances	9,888	26,179

Net operating losses
Opening balances	51,114	166,966
Addition	5,559	-
Utilized during the period/year	(20,216)	(116,642)
Exchange realignment	(65)	790
Ending balances	36,392	51,114
Total ending balances	46,280	77,293
Less: valuation allowance	—	—
Deferred tax assets, net	46,280	77,293

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to fully utilize the assets in the foreseeable future. For Hong Kong company who has net operating losses incurred in an accounting year, the losses can be carried forward indefinitely to offset future profits generated from the business.

14. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and certificates of deposit and accounts receivable.

Bank balances and certificates of deposit

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,816) if the bank with which an individual/a company holds its eligible deposit fails. As of September 30, 2025, cash balance including certificates of deposit of US$2,172,927 was maintained at financial institutions in Hong Kong and approximately US$1,445,402 was unsecured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally does not require collateral or other securities from its customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the customer’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as of September 30, 2025 and March 31, 2025 are aged within one year, minimum credit risk was noted for accounts receivable.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. RISKS AND UNCERTAINTIES (cont.)

Customer concentration risk

For the six months ended September 30, 2025 and 2024, no customer accounts for more than 10% of our total revenue, respectively.

As of September 30, 2025 and March 31, 2025, no customer accounts for more than 10% of the total balance of accounts receivable.

As of September 30, 2025 and March 31, 2025, no customer accounts for more than 10% of the total balance of contract liabilities.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents and certificates of deposit. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into operating leases for corporate offices in Hong Kong for terms of ranging from 2 to 3 years. Our commitments for minimum lease payment under these operating lease obligations as of September 30, 2025 are listed in section “Note 9 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Legal proceedings

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after September 30, 2025 up through March 31, 2026, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements other than disclosed below.

On October 21, 2025, the Company completed the initial public offering and listed on the Nasdaq Capital Market under the ticker symbol (“MCTA”). The initial public offering an aggregate of 1,600,000 Class A ordinary shares, par value $0.0001 per share, at offering price (the “Offering Price”) is US$4.00, of total gross proceed of US$6,400,000.”

On November 12, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order pursuant to Section 12(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), suspending trading in the Company’s securities. The SEC cited concerns regarding the accuracy and adequacy of information in the marketplace, including potential market manipulation involving unauthorized social media promotions and the artificial inflation of the Company’s stock price. Following the expiration of the SEC’s suspension on November 25, 2025, the Nasdaq implemented a trading halt in the Company’s Ordinary Shares and pending the Company’s response to Nasdaq’s requests for additional information. As of the date of this report, trading in the Company’s Ordinary Shares remains halted.

On December 22, 2025, a securities class action, Louie v. Charming Medical Ltd., et al. (Case No. 1:25-cv-10535), was filed in the U.S. District Court for the Southern District of New York. The complaint names the Company, certain officers, directors, and third-party service providers as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Exchange Act related to transactions in the Company’s securities during the period from October 21, 2025, through November 12, 2025. The litigation is in its preliminary stages, and the Company is currently unable to estimate the potential impact or range of loss, if any, associated with this matter.

17. PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Charming Medical Limited.

Condensed balance sheets

	As of September 30, 2025	As of March 31, 2025
	US$	US$
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Amount due from subsidiaries	—	108,835
Total current assets	—	108,835

Non-current assets:
Investment in a subsidiary	500	500
Deferred offering cost	1,440,201	545,359
Total non-current assets	1,440,701	545,859
Total assets	1,440,701	654,694

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accruals	38,000	25,000
Amount due to shareholders	1,333,107	1,064,828
Amount due to subsidiaries	458,879	—
Total current liabilities	1,829,986	1,089,828
Total Liabilities	1,829,986	1,089,828

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed balance sheets (cont.)

	As of September 30, 2025	As of March 31, 2025
	US$	US$
	(Unaudited)	(Audited)
Commitments and contingencies (Note 15)

Shareholders’ deficit
Class B Ordinary shares, US$0.0001 par value, 15,000,000 shares authorized, and 2,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025 respectively*	200	200
Class A Ordinary shares, US$0.0001 par value, 60,000,000 shares authorized, and 13,338,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively*	1,334	1,334
Additional paid-in capital	312,880	312,880
Subscription receivables	-	(314,414)
Accumulated losses	(703,699)	(435,134)
Total shareholders’ deficit	(389,285)	(435,134)
Total liabilities and shareholders’ deficit	1,440,701	654,694

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 11).

Unaudited Condensed statements of loss

	Six months ended September 30,
	2025	2024
	US$	US$
Operating expenses
Professional expenses	(268,565)	(128,089)
Loss before income tax expense	(268,565)	(128,089)

Income tax expense	—	—
Net loss	(268,565)	(128,089)

Unaudited Condensed statements of cash flow

	Six months ended September 30,
	2025	2024
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(268,565)	(128,089)
Changes in operating liabilities
Accruals	13,000	-
Net cash used in operating activities	(255,565)	(128,089)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment from subsidiaries	108,835	-
Advances to subsidiaries	-	(108,835)
Net cash generated from (used in) investing activities	108,835	(108,835)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from subsidiaries	268,279	582,399
Advances from shareholders	458,879	-
Proceed from shareholders for settlement of subscription receivables	314,414	-
Deferred offering costs	(894,842)	(345,475)
Net cash generated from financing activities	146,730	236,924
NET CHANGE IN CASH AND CASH EQUIVALENTS	-	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	-	-
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	-	-

CHARMING MEDICAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. PARENT ONLY FINANCIAL INFORMATION (cont.)

(i)	Basis of presentation

The Company was incorporated under the laws of the British Virgin Islands as an exempted company with limited liability on February 28, 2024 and as a holding company.

On May 6, 2024, Beautylab was incorporated in the British Virgin Islands as a limited liability company. On May 6, 2024, 50,000 share was allotted and issued to the Company, following which Beautylab is wholly-owned by the Company. The investment in subsidiary stated at cost of investment in Beautylab.

My Beauty, Dream International, Pilate and Choliya (collectively “Hong Kong Subsidiaries”), incorporated in Hong Kong with limited liability on July 14, 2016, March 14, 2017, September 19, 2019 and March 7, 2021, respectively, are operating entities in Hong Kong, are directly or indirectly owned by Beautylab.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying unaudited interim condensed consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiaries had taken place on April 1, 2022.

In the condensed parent-company-only financial statements, the Company’s investment in Beautylab is stated at cost included in condensed balance sheets. These condensed parent-company-only financial statements should be read in connection with the unaudited interim condensed consolidated financial statements and notes thereto.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Charming Medical Limited exceed 25% of the consolidated net assets of Charming Medical Limited. Whilst the restricted net assets of the subsidiaries of Charming Medical Limited does not exceed 25% of the consolidated net assets of Charming Medical Limited, the above condensed parent company only financial information of Charming Medical Limited is presented for the supplementary reference.

As of September 30, 2025 and March 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the unaudited interim condensed consolidated financial statements, if any.

Overview:

●	Revenue was approximately $2,159,935 for the six months ended September 30, 2025, representing a decrease of approximately 27.0% from the same period in 2024.

●	Net loss was approximately $72,978 for the six months ended September 30, 2025 (2024: net income approximately $469,817).

Financial Results For Six Month Ended September 30, 2025

Revenue. Revenue decreased by approximately 27.0% from $2,958,508 for the six months ended September 30, 2024 to $2,159,935 for the six months ended September 30, 2025. The decrease was mainly caused by the decrease in the revenue from beauty, wellness and postpartum service by approximately 31.4% from $2,905,920 for the six months ended September 30, 2024 to $1,993,898 for the six months ended September 30, 2025 mainly due to the early termination of a shop in May 2025, which resulted in fewer operational locations and reduced service utilization by customers, thereby impacting overall revenue during the period.

Operating cost and expenses. Operating cost and expenses decreased by approximately 6.2% from $2,403,659 for the six months ended September 30, 2024 to $2,254,322 for the six months ended September 30, 2025, which was mainly due to (i) decrease in advertising and promotion expenses by 39.1% from $583,963 for the six months ended September 30, 2024 to $355,370 for the six months ended September 30, 2025 as the Company reduced its advertising budget as part of a review of the effectiveness of its current marketing strategy; and (ii) decrease in rental and building management expenses by 12.0 % from $331,380 for the six months ended September 30, 2024 to $291,664 for the six months ended September 30, 2025 as early termination of a shop in May 2025, which is offset by the increase in professional expenses by 95.8% from $137,566 for the six months ended September 30, 2024 to $269,320 for the six months ended September 30, 2025 as the audit fee for the initial public offering.

Other income, net. Other income representing interest income, gain on early termination of lease, interest expenses and loss from trading securities. It increased by approximately 1,603.7% from $3,069 for the six months ended September 30, 2024 to $52,288 for the six months ended September 30, 2025, it was mainly due to the gain on disposal of property and equipment of $11,696 and unrealized gain from trading securities $10,567.

Income tax expense. Income tax expense was $30,879 for the six months ended September 30, 2025, compared to $89,101 for the same period in 2024. The decrease reflects a reduction in assessable profit for the operating subsidiaries during the reporting period

Net (loss) income. Net loss increased by approximately $541,795 to net loss of $72,978 for the for the six months ended September 30, 2025 from net income of 468,817 for the for the six months ended September 30, 2024, which was mainly due to the decrease in revenue and the increase in audit fee for the initial public offering